## LEAD INVESTOR



### Hooman Hajian

I know the founder of Ziggurat Technologies for years and believe in his mission and vision. I believe this company, Ziggurat, is the True Robinhood helping people to make money and manage risk in the market. After Sia introduced the company and shared with me not only his vision but also plans for building Ziggurat and the technologies he and his team are developing, I decided to become the lead investor of this company and campaign. Coming from the biotechnology/pharmaceutical world and solving challenging problems by discovering new and effective solutions, I truly believe in the depth of scientific efforts Sia Nazari and his team are offering. Moreover, I believe individual traders and investors would need such a company and series of products Ziggurat is planning to build to increase their performance and profitability, and especially the actionable risk management tools they need. I am leading this round and would be honored to support this company and be a part of this journey with Sia and his team. He is truly an innovative and visionary entrepreneur.

**Invested $25,000 this round**

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